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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                  NETGURU, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    64111K107
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                                 (CUSIP Number)


                                  John J. Pepin
                                 1817 Riverdale
                              Germantown, TN 38138
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 16, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111K107

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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  John J. Pepin

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)..........................................................................................    |X|
             (b)..........................................................................................    [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........PF, AF, OO..................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....    [ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                          103,500
Number of
Shares
Beneficially      8.       Shared Voting Power                              0
Owned by
Each
Reporting         9.       Sole Dispositive Power                     103,500
Person
With              10.      Shared Dispositive Power                         0

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          103,500

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)......    [ ]

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         13.      Percent of Class Represented by Amount in Row (11)            0.7%

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         14.      Type of Reporting Person (See Instructions)

                  John J. Pepin             IN

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


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


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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Jonathan Page

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)..........................................................................................      |X|
             (b)..........................................................................................      [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........PF, AF, OO..................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....      [ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                          16,900
Number of
Shares
Beneficially      8.       Shared Voting Power                             0
Owned by
Each
Reporting         9.       Sole Dispositive Power                     16,900
Person
With              10.      Shared Dispositive Power                        0

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          16,900

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

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         13.      Percent of Class Represented by Amount in Row (11)                             0.1%

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         14.      Type of Reporting Person (See Instructions)

                  Jonathan Page             IN

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





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



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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Pegasus Fund, L.P.
                  Tax ID No. 62-1604885

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)..........................................................................................      |X|
             (b)..........................................................................................      [ ]


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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........OO..........................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....      [ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                                 0
Number of
Shares
Beneficially      8.       Shared Voting Power                               0
Owned by
Each
Reporting         9.       Sole Dispositive Power                            0
Person
With              10.      Shared Dispositive Power                          0

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          0

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

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         13.      Percent of Class Represented by Amount in Row (11)            0%

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         14.      Type of Reporting Person (See Instructions)

                  Pegasus Fund, L.P.                 PN

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





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

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         1.       Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

                  Pegasus Management, LLC
                  Tax I.D. No. 62-1604883

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         2.       Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)..........................................................................................      |X|
             (b)..........................................................................................      [ ]

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         3.       SEC Use Only............................................................................

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         4.       Source of Funds (See Instructions)..........AF..........................................

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         5.       Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).....      [ ]

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         6.       Citizenship or Place of Organization........United States...............................

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                  7.       Sole Voting Power                      0
Number of
Shares
Beneficially      8.       Shared Voting Power                    0
Owned by
Each
Reporting         9.       Sole Dispositive Power                 0
Person
With              10.      Shared Dispositive Power               0

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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person          0

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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....      [ ]

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         13.      Percent of Class Represented by Amount in Row (11)            0%

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         14.      Type of Reporting Person (See Instructions)

                  Pegasus Management, LLC            OO

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

This Amendment No. 1 supplements and amends the original filing on Schedule 13D by Pegasus Fund, L.P. (the "Partnership"), Pegasus Management, LLC (the "LLC"), John Pepin ("Pepin") and Jonathan Page ("Page") (collectively, the "Parties") filed with the Securities and Exchange Commission on December 4, 2000 (the "Original Filing"). This Amendment No. 1 is being filed to reflect a change in the beneficial ownership of the Parties in the common stock of netGuru, Inc. (the "Company"). This Amendment No. 1 supplements and amends the Original Filing only with respect to Item 5 and Item 6 as set forth below. All other Items are unchanged from the Original Filing. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Filing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Based on the most recently available information, the Partnership's aggregate beneficial ownership of common stock of the Company at the date of this filing is 0 shares, or 0% of the number of shares outstanding. The LLC's aggregate beneficial ownership is 0 shares, or 0% of the shares outstanding. Pepin's aggregate beneficial ownership of common stock of the Company is 103,500 or 0.7% of the shares outstanding. Page's aggregate beneficial ownership of common stock of the Company is 16,900, or 0.1% of the shares outstanding.

(b) The Partnership has the sole voting and disposition power with respect to 0 shares of the Company. As managing partner of the Partnership, the LLC has voting and disposition power over 0 shares on behalf of the Partnership.

         Pepin has the sole power to vote and dispose of 130,500 shares of the Company. Page has the sole power to vote and dispose of 16,900 shares of the Company.

(c)      None.

(d) The Partnership entered into a securities account margin agreement with J.C. Bradford & Co. ("Bradford") in 1995. In 1999, Bradford was acquired by Paine Webber, Inc. ("PaineWebber"). Per the terms of the margin agreement, PaineWebber, as successor to J.C. Bradford, has the power to liquidate any securities held for the benefit of the Partnership, should the Partnership fail to meet minimum account maintenance requirements. At November 16, 2000, the Partnership was unable to meet its minimum maintenance requirements, and PaineWebber, under the terms of the margin agreement, sold 1,302,305 shares on Company's stock previously beneficially owned by the Partnership. None of the Parties were consulted by PaineWebber prior to this transaction and none of the Parties consented to the transaction. Additionally, the proceeds of the transaction were used by PaineWebber to offset a negative margin account balance of the Partnership.

         Additionally, Page maintained a securities account margin agreement with Bradford, and then with PaineWebber as successor, that allowed PaineWebber to liquidate any securities held for the benefit of Page, should Page fail to meet minimum account maintenance requirements. At November 16, 2000, Page was unable to meet his minimum maintenance requirements, and PaineWebber, under the terms of the margin agreement, sold 69,600 shares on Company's stock previously beneficially owned by Page. Page was not consulted by PaineWebber prior to this transaction and Page did not consent to the transaction.

(e) Based upon the event described in paragraph (d), each of the Parties ceased to be the beneficial owner of greater than 5% of the Company's securities on November 16, 2000.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The LLC is the sole general partner of the Partnership, and, as such, has the power to vote or direct the vote of the shares on behalf of the Partnership. Pepin and Page each own 50% of the LLC and Pepin is the Chief Manager of the LLC, and, as such, both Pepin and Page have the power to direct the LLC to vote or dispose of the share on behalf of the Partnership.

The Partnership entered into a securities account margin agreement with Bradford in 1995. In 1999, Bradford was acquired by PaineWebber. Per the terms of the margin agreement, PaineWebber, as successor to Bradford, has the power to liquidate any securities held for the benefit of the Partnership, should the Partnership fail to meet minimum account maintenance requirements. At November 16, 2000, the Partnership was unable to meet its minimum maintenance requirements, and PaineWebber, under the terms of the margin agreement, sold 1,302,305 shares on Company's stock previously beneficially owned by the Partnership. None of the Parties were consulted by PaineWebber prior to this transaction and none of the Parties consented to the transaction. Additionally, the proceeds of the transaction were used by PaineWebber to offset a negative margin account balance of the Partnership.

Additionally, Page maintained a securities account margin agreement with Bradford, and then with PaineWebber as successor, that allowed PaineWebber to liquidate any securities held for the benefit of Page, should Page fail to meet minimum account maintenance requirements. At November 16, 2000, Page was unable to meet his minimum maintenance requirements, and PaineWebber, under the terms of the margin agreement, sold 69,600 shares on Company's stock previously beneficially owned by Page. Page was not consulted by PaineWebber prior to this transaction and Page did not consent to the transaction.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2000
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Date

/s/ John Pepin
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Signature

John Pepin
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Name/Title


December 1, 2000
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Date

/s/ Jonathan Page
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Signature

Jonathan Page
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Name/Title


December 1, 2000
--------------------------------------------------------------------------------
Date

Pegasus Fund, L.P.
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Name/Title

By:     Pegasus Management, LLC, its General Partner

By: /s/ John Pepin
    ----------------------------------------------------------------------------
        John Pepin, Chief Manager


December 1, 2000
--------------------------------------------------------------------------------
Date

Pegasus Management, LLC
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Name/Title

By: /s/ John Pepin
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        John Pepin, Chief Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)